CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY MERRILL LYNCH & CO., INC. PURSUANT TO 17 C.F.R. § 200.83.  THIS LETTER OMITS THE CONFIDENTIAL INFORMATION INCLUDED IN THE UNREDACTED VERSION OF THE LETTER DELIVERED TO THE DIVISION OF CORPORATION FINANCE OF THE SECURITIES AND EXCHANGE COMMISSION AND ASTERISKS DENOTE SUCH OMISSIONS.

Christopher Hayward Finance Director 4 World Financial Center North Tower New York, New York 10080 (212) 449-0778

January 31, 2008

VIA ELECTRONIC DELIVERY

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 7010
Washington, D.C. 20549

Re:          Merrill Lynch & Co., Inc.
Form 10-K for the Fiscal Year ended December 29, 2006
Forms 10-Q for the Fiscal Quarters ended March 30, 2007 and June 29, 2007
File No. 1-7182

Dear Mr. Decker:

This letter provides the response of Merrill Lynch & Co., Inc. (“Merrill Lynch”, “we”, “our”, or “us”) to the comments from the staff of the Securities and Exchange Commission on Form 10-K for the Fiscal Year ended December 29, 2006 (“2006 Form 10-K”) and Forms 10-Q for the Fiscal Quarters ended March 30, 2007 (“first quarter 2007 10Q”), June 29, 2007 and September 28, 2007 (“third quarter 2007 10Q”) contained in your letter dated December 28, 2007 addressed to Mr. Nelson Chai.  For your convenience, we have included your comments in bold type along with our responses.

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FORM 10-K FOR THE YEAR ENDED DECEMBER 29, 2006

General

1.	Where a comment below requests additional disclosures or other revision to be made, please show us in your response what the revisions will look like in your future filings.

Response 1:

The following responses to your comments include illustrations of our proposed revisions to future filings where applicable.

Critical Accounting Policy and Estimates, page 24

Valuation of Financial Instruments, page 25

2.
We have reviewed your response to prior comment 2.  In a similar manner to your response, please disclose your use of external pricing services, which should include a list of the significant vendors used.

Response 2:

We do not believe that disclosing individual external pricing services that we utilize as part of our overall valuation process is required or meaningful.  The use of these pricing services is commonplace in our industry and is just one component of our overall price verification process.  We use the information we receive from these services to verify the market data that is utilized in our pricing models but not to directly value the positions.

We have considered the speech given by Stephanie L. Hunsaker, Associate Chief Accountant, Division of Corporation Finance U.S. Securities and Exchange Commission at the 2007 AICPA National Conference on Current SEC and PCAOB Developments related to consents and experts.  We do not view these pricing services as independent valuation firms or experts as contemplated in this speech.  We note that the speech states that the rationale for naming an expert in the report is because management is referring to the use of an expert, and may be transferring some, or perhaps all, of the responsibility for an item in their financial statements.  This is not the case in relation to our valuation of OTC derivatives.  We take full accountability for the valuation of our financial instruments and the utilization of pricing services is one source of information in our valuation process.

Risk Management, page 50

3.
We have reviewed your response to prior comment 8.  Given that your disclosures on page 28 of your Form 10-Q for the quarter ended September 28, 2007 indicate that the derivative arrangements related to your U.S. sub-prime residential mortgage-related and ABS CDO positions are in the form of credit default swaps and given the $7.9 billion of write-downs taken on U.S. sub-prime residential mortgage-related and ABS CDO positions during 2007, please

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further advise how you determined that disaggregated disclosures related to credit default swaps would not be appropriate.  These disclosures should include the types of exposures that you hedge, the dollar amount of the exposures, the credit ratings of the counterparties involved in credit default swaps, the duration of the credit default swaps by type of credit rating, and the amount of any collateral held.

Response 3:

In the normal course of business, Merrill Lynch enters into hundreds of credit default swaps, both single name and baskets.  We have historically disclosed the notional amounts of these credit default swaps (page 103 of our 2006 Form 10-K) and the credit ratings of counterparties, maturities of the contracts and the amount of collateral held by Merrill Lynch (page 56 of MD&A in our 2006 Form 10-K).  Due to the volume of the transactions, we believe that disaggregated disclosure would not provide meaningful disclosure to users of our financial statements unless provided in a concentrated area of exposure.  In response to market conditions that have impacted certain credit default swaps held by Merrill Lynch, we have provided enhanced disclosures in our fourth quarter 2007 press release related to exposure from credit default swaps on U.S. super senior ABS CDOs entered into with financial guarantors.  Please see Attachment VIII of our press release dated January 17, 2008, attached as Appendix I.

We intend to provide similar disclosures in our 2007 Form 10-K and believe they provide relevant disaggregated disclosure for the material subset of our credit default swaps.

Financial Statements

Notes to the Financial Statements

Note 3. Segment and Geographic Information, page 91

4.
We have reviewed your response to prior comment 17.  Please provide us with all of the financial information provided to your CODM for each of the last three fiscal years as well as the interim period ended September 28, 2007.  Please also tell us whether discrete financial information is prepared at a lower level than your current reportable segments and explain to us who utilizes this information and for what purpose.  Please also provide us with the financial information you provided to your Board of Directors during these periods.

Response 4:

In Appendix II, we have provided an index of the financial reports provided to our chief operating decision maker (“CODM”) for the periods requested.  The nature and frequency of these reports are as follows:

A.
Merrill Lynch 2005, 2006 and 2007 Operating Plans --These reports were provided annually to our CODM and contain Merrill Lynch’s full year operating budget.  Key financial metrics of Global Markets and Investment Banking ("GMI"), Global Private Client ("GPC"), and Merrill Lynch Investment Managers ("MLIM"), including revenues, operating expenses, pre-tax earnings and pre-tax margin are included in these reports.

Page 4 of 15                             Confidential Treatment requested by Merrill Lynch & Co., Inc.

B.
Daily Earnings Summary--These reports were provided weekly to our CODM and include estimated net revenues and earnings for GMI, GPC, MLIM and Corporate for periods prior to December 2006 and for GMI and Global Wealth Management ("GWM") for periods subsequent to December 2006.

C.
Presentations to the Executive Committee – These reports were generally provided three to four times a year to update the CODM and other members of the Executive Committee on the financial performance of Merrill Lynch.  The key financial metrics contained in these reports included net revenues, compensation and non-compensation expenses, pre-tax earnings and pre-tax margin for GMI, GPC, MLIM and Corporate for periods prior to December 2006 and for GMI and GWM for periods subsequent to December 2006.

D.
Presentations to the Board of Directors – These reports were generally provided three or four times a year to update the CODM and other Board members on the financial results and business plans of Merrill Lynch.  The key financial metrics contained in these reports included net revenues, compensation and non-compensation expenses, pre-tax earnings and pre-tax margin for GMI, GPC, MLIM and Corporate for periods prior to December 2006 and for GMI and GWM for periods subsequent to December 2006.

Reports A, B, C and D of Appendix II represent the information that the CODM relied upon to allocate resources within Merrill Lynch.  While net revenues are provided for components of the segments in these reports, no further specific financial measures were provided or used by the CODM at this level of the business with respect to operating performance.  These reports include allocations of corporate level revenues and expenses, including expenses related to certain corporate technology initiatives, and certain interest, including amounts charged on capital usage to the operating segments.

E.
The CODM also received the GMI Weekly Highlights Report.  These reports contain financial information for fixed income, currency and commodities (“FICC”), equity markets and investment banking.  This information is reviewed by the heads of the businesses in evaluating performance by business area and region.

F.
Financial Summary to the Board of Directors – These reports were provided monthly to our CODM and other Board members and contain net revenues and pre-tax earnings for GMI, GPC and MLIM for periods prior to December 2006 and for GMI and GWM for periods subsequent to December 2006.  Also included is consolidated financial information for Merrill Lynch.

The Board of Directors received the EXCO Budget Reports, Report A in Appendix II, the Presentations to the Board of Directors, Report D in Appendix II and the Financial Summary to the Board of Directors, Report F in Appendix II.

Discrete financial information is prepared at lower levels than our reportable segments.  This information is used by the heads of various businesses to evaluate the results of their businesses by product and region.  Other than Report E in Appendix II (described above) these reports were not provided to the CODM and do not include certain corporate revenue and expense allocations.

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Note 5. Investment Securities, page 94

5.
We have reviewed your response to prior comment 18.  The financial information provided in your response indicates that the amount of earnings recorded from equity method investments in recent periods has been increasing as percentage of your total earnings before income taxes.  Please separately present earnings from equity method investments on the face of your statements of earnings as a component of net revenues.

Response 5:

In our fourth quarter 2007 earnings release, we have separately presented earnings from equity method investments on the face of our income statement as a component of net revenues.  We will include this presentation in our 2007 Form 10-K.

Note 9, Borrowings, page 105

Long-Term Borrowings

Floating Rate LYONS, page 106

6.
We have reviewed your response to prior comment 19.  Please tell us how you determined that the conversion feature met the criteria of paragraphs 12 through 32 of EITF 00-19 for classification as permanent equity.  Please specifically address each of the criteria.

Response 6:

In December 2004, Merrill Lynch issued $2.2 billion of aggregate principal amount of floating rate zero-coupon contingently convertible LYONs® (“LYONs®”) at an issue price of $1,000 per note.  Upon conversion, holders of LYONs® will receive the value of 13.82131 shares as follows:
•	the contingent principal amount (i.e., $1,000) plus accrued interest will be paid in cash
•	the conversion spread (i.e., the “in the money amount related to the conversion option”) may be settled in stock or cash at Merrill Lynch’s option.

We analyzed all of the criteria outlined in paragraphs 12-32 of EITF 00-19 and concluded that the conversion option embedded in the LYONs® qualified as equity.  In summary, there are no provisions in the LYONs® that could require Merrill Lynch to pay cash related to the value of the conversion option. Our conclusion that the equity criteria outlined in EITF 00-19 has been met is based on the following:

•	The contract permits the company to settle in unregistered shares.
Although the contract does not permit Merrill Lynch to deliver unregistered shares, paragraph 18 of EITF 00-19 states that “if a derivative involves

________________________
1 The number of shares is subject to adjustment up to a maximum of 18.3823 shares per LYONs®.

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delivery of shares at settlement that are registered as of the inception of the derivative transaction and there are no further timely filing or registration requirements”, equity classification is not precluded.  In the case of the LYONs®, the securities for which the LYONs®were exchanged were registered with the SEC at the time of their initial issuance on March 13, 2002.  The exchange of the LYONs® was exempt from registration under the Securities Act of 1933 pursuant to Section 3(a)(9) thereof.  No further registration of the LYONs® or the shares underlying the LYONs® will be necessary at the time of conversion.

•	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.
The Prospectus caps the number of shares that may be delivered to settle the conversion option in each LYONs®at 18.3823.  2,200,000 LYONs® were issued, resulting in a total cap on the number of shares of 40,441,060. As discussed below, the number of authorized and unissued shares available to satisfy the LYONs® exceeds that cap.

•
The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

At theLYONs® issuance date, Merrill Lynch’s authorized and unissued shares available for issuance far exceeded the maximum number of shares that could be required to be delivered under the LYONs®.  Total authorized and unissued shares available after considering all other outstanding commitments to issue shares (but prior to consideration of the LYONs®) exceeded 1.64 billion shares.  As the maximum number of shares that may be delivered under the LYONs® approximates 40 million shares, there is a sufficient amount of authorized and unissued shares available to settle the LYONs®.

•	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.
There is no such feature in the LYONs®.

•
There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

There are no “top-off” or “make-whole” provisions in the LYONs®.

•	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.
In the LYONs®, there are no circumstances under which Merrill Lynch could be required to settle the conversion option in cash.

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•	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.
Although the LYONs® rank equally with all of Merrill Lynch’s existing and future unsecured and unsubordinated indebtedness, this pertains only to the original principal amount plus accrued interest, which is required to be paid in cash upon exercise of the conversion option. In regards to the value of the conversion option, the holder has no rights that rank senior to those of a shareholder of Merrill Lynch common stock.

•	There is no requirement in the contract to post collateral at any point or for any reason.
No such feature exists in the LYONs®.

FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 28, 2007

General

7.	Please address the comments above in your interim filings as well.

Response 7:

The above comments will also be addressed in our interim filings where applicable.

Financial Statements

Notes to the Financial Statements

Note 3. Fair Value of Financial Instruments, page 26

8.
We have reviewed your response to prior comment 24.  You adopted SFAS 159 as of December 30, 2006.  As part of this early adoption, you elected the fair value option for certain fixed rate securities for which you previously accounted for under SFAS 115.  In connection with this adoption, you also reviewed your treasury liquidity portfolio and determined that you should decrease your economic exposure to interest rate risk by eliminating long-term fixed rate assets from the portfolio.  All of the fixed rate assets were subsequently sold during the first quarter of 2007.  The fixed rate assets had previously been classified as available-for-sale and the unrealized losses related to such assets had been recorded in accumulated other comprehensive income.  As a result of the adoption of SFAS 159, the loss related to these assets was removed from accumulated other comprehensive income and a loss of approximately $172 million, net of tax, related to these assets, was recorded as a cumulative-effect adjustment to beginning retained earnings.  Given that it appears you would have recorded a loss to your statements of earnings if you had not early adopted SFAS 159, please help us understand your basis for electing the fair value option in light of your intention to eliminate these fixed rate assets from your portfolio.  For each security or related group of securities, please tell us the carrying value, the fair value as of the date of adopting SFAS 159, and the fair value on the date of sale.

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Response 8:
In connection with the early adoption of SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, (“SFAS 159”), in the first quarter of 2007, we undertook a comprehensive review of all of our financial instruments eligible for the fair value option. As a result of this review, we elected the fair value option for a variety of financial instruments including our treasury liquidity portfolio, certain loans and long-term debt. In addition, subsequent to the initial adoption of SFAS 159, we have also elected the fair value option for new financial instruments acquired throughout the year.

During the first quarter of 2007, we made a decision to change the composition of our liquidity portfolio from fixed rate assets to variable rate assets in connection with an increase in the size of our liquidity portfolio.   Increasing the portfolio with fixed rate securities would lead to greater volatility in capital due to the changes in fair value; thus a decision was made to change the liquidity portfolio composition to floating rate securities.  The floating rate securities purchased were classified as available for sale securities in accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities.  All of the fixed rate securities were sold by the end of the first quarter of 2007 and no fixed rate securities have been subsequently purchased into the liquidity portfolio during 2007.

As part of our overall adoption of SFAS 159, we decided to elect the fair value option for the fixed rate securities in the liquidity portfolio.  The intention and result was not to take unrealized losses through equity, sell the securities, repurchase similar securities and thus have very little change to the economic position of the portfolio.  The economic position of the liquidity portfolio changed substantially, as interest rate risk associated with the fixed rate securities was the dominant risk in the portfolio.  The floating rate securities purchased were not substantiality similar to the fixed rate securities sold.  At the time of adoption of SFAS 159, we were aware of and considered the SEC staff’s views as to potential abuses in adopting SFAS 159, particularly as it related to our fact pattern and concluded our accounting was appropriate.

In deliberations over SFAS 159, board members of the Financial Accounting Standard Board (“FASB”) noted that the transition provisions of the standard could result in the election of the fair value option for available-for-sale securities in a loss position which are then subsequently sold.  Board members recognized that this situation existed and enhanced the disclosure requirements specific to the transition population, rather than restricting the use of the option for available-for-sale securities.

Excerpt from the October 18, 2006 FASB Board meeting on Fair Value Option
Disclosures in Year of Adoption about FVO Election of Assets Later Sold and Liabilities Settled Prematurely
32. Mr. Wilkins stated that the staff recommends that the FVO Statement not require any special disclosures if, in initially adopting the FVO Statement, the FVO has been elected at the beginning of a fiscal year for an existing financial asset or financial liability that is sold or settled (extinguished) later in that fiscal year prior to its maturity. Mr. Young stated that he is concerned about users’ questions regarding adoption and whether they would have enough information to understand the effects of the FVO on existing items for which the FVO was elected. Mr. Wilkins noted that the staff is recommending a transition provision

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for a special one-time disclosure regarding the effects of the FVO on existing items that should address Mr. Young’s concern.
33. The Board unanimously agreed with the staff’s recommendation.

In compliance with paragraph 27 of SFAS 159, Merrill Lynch disclosed:
•	The pretax amount of the cumulative-effect adjustment;
•	The fair value of the securities at adoption of $8,723 million (page 27, first quarter 2007 10Q) was equal to the carrying value of the securities, and
•	Merrill Lynch’s reason for electing the fair value option.

Our disclosures in respect of the adoption of the fair value option on the available-for-sale securities explained that the rationale for our election was based upon the change to our liquidity portfolio composition;
We early adopted SFAS No. 159 in the first quarter of 2007. In connection with this adoption management reviewed its treasury liquidity portfolio and determined that we should decrease our economic exposure to interest rate risk by eliminating long-term fixed rate assets from the portfolio and replacing them with floating rate assets. The fixed rate assets had been classified as available-for-sale and the unrealized losses related to such assets had been recorded in accumulated other comprehensive income. As a result of the adoption of SFAS No. 159, the loss related to these assets was removed from accumulated other comprehensive income and a loss of approximately $185 million, net of tax, primarily related to these assets, was recorded as a cumulative-effect adjustment to beginning retained earnings, with no material impact to total stockholders’ equity (pages 17-18, first quarter 2007 10Q).

*[Confidential information has been omitted and furnished separately to the Securities and Exchange Commission]*

U.S. Sub-Prime Residential Mortgage-Related and ABS CDO Activities, page 29

9.
You disclosed additional off-balance sheet exposures on derivative positions with notional amounts of $13.6 billion and additional off-balance sheet exposures on loan commitments of $0.6 billion.  Please disclose in a comprehensive manner the nature of these off-balance sheet arrangements, what your maximum exposure to loss is under these off-balance sheet arrangements, the credit rating of the relevant counterparties under these arrangements, and any other material disclosures that are relevant to an investor to assess your sub-prime exposures.

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Response 9:

The nature of the off-balance sheet exposures addressed in this comment are notional amounts on derivatives related to ABS CDOs and the principal amount of loan commitments that have not been funded.  In relation to the notional amounts of derivatives related to ABS CDOs, this amount represents our maximum exposure to loss and is the reason why we included this disclosure.  In addition, we have disclosed in our fourth quarter 2007 earnings release our exposures to financial guarantor counterparties by credit rating on these derivatives, as we believe this group of counterparties is the most relevant in assessing counterparty credit risk.  Please see Attachment VIII of our press release dated January 17, 2008, attached as Appendix I.  We intend to include similar disclosure in our 2007 Form 10-K.

At the end of the fourth quarter of 2007, the off-balance sheet exposure related to the loan commitments was approximately $10 million, significantly reduced from approximately $600 million at the end of the third quarter.  The firm has intentionally reduced the level of such commitments and does not anticipate incurring such commitments in the foreseeable future.  If this lending business and related commitments become material in the future we will provide additional disclosures.

Management’s Discussion and Analysis

U.S. Sub-Prime Residential Mortgage-Related and ABS CDO Activities, page 73

10.
We have reviewed your response to comment 6 and the additional disclosures provided.  It does not appear that all items included in our prior comment were addressed in the additional disclosures provided.  Please specifically address each of these items listed below.  For any items that you believe you have disclosed the requested information, please tell us specifically where the disclosures are located or tell us why they are not applicable.  Otherwise, please provide us with the requested information.

•	Provide us with your risk management philosophy as it specifically related to sub-prime loans. Please address:
o	Your origination policies;
o	The purchase and securitization of loans, and;
o	Loans, commitments and investments in sub-prime lenders.
•
Quantify your portfolio of sub-prime residential mortgages.  If practicable, please breakout the portfolio to show the underlying reason for sub-prime definition, in other words, subject to payment increase, high LTV ratio, interest only, negative amortizing, and so on.

•	Quantify the following regarding sub-prime residential mortgages. Explain how you define each category;
o	Non-performing loans;
o	Non-accrual loans;
o	The allowance for loan loses, and;
o	The most recent provision for loan loses.
•	Quantify the principal amount and nature of any retained securitized interests in sub-prime residential mortgages.
•	Quantify the current delinquencies in retained securitized sub-prime residential mortgages

Page 11 of 15                             Confidential Treatment requested by Merrill Lynch & Co., Inc.

•	Quantify the current delinquencies in retained securitized sub-prime residential mortgages
•	Quantify any write-offs/impairments related to retained interests in sub-prime residential mortgages.
•
Please address all involvement with special purpose entities and variable interest entities and quantify the sub-prime exposure related to such entities, regardless of whether they are consolidated for the purposes of generally accepted accounting principles.

•	Quantify and describe any and all potential repurchase commitments you have regarding sub-prime residential mortgages.
•
Quantify and describe any loans to, commitments in, or investments in sub-prime lenders.  Describe any other potential exposures you may be subject to, such as repurchase commitments related to the receipt of assets in bankruptcy, for example.

•	Quantify your revenues from involvement in sub-prime loans. Break out such revenues based on fees, interest earned, servicing rights and other sources.

Where we have asked you to quantify amounts as of a point in time, please do so as of the end of your last full fiscal year and as of the most recent date practicable.  Where we have asked you to quantify amounts for a period, please provide this for the last three full fiscal years and any more recent period, if practicable.

If you believe that a material adverse impact on your financial condition, results of operations or liquidity, resulting from our remaining exposure to sub-prime lending, is remote, please explain.  If you believe that a material adverse impact resulting from your remaining exposure is reasonably possible, please tell us what disclosures you may consider in order to provide a clearer understanding of this remaining exposure.

Response 10:

*[Confidential information has been omitted and furnished separately to the Securities and Exchange Commission]*

11.
On page 75, you disclose that you had U.S. sub-prime residential mortgage-related net exposures of $8.8 billion as of June 29, 2007.  This net exposure decreased to $5.6 billion as of September 28, 2007 primarily due to a $2.0 billion net decrease in other net changes in net exposures.  Your note to this column states that this $2.0 billion amount represents purchases, sales, hedges, paydowns, as well as changes in loan commitments and related funding.  Please tell us what consideration you gave to quantifying each of these items included in this column as well as providing additional disclosures related to the hedging instruments.  Specifically, please tell us what consideration you gave to disclosing the dollar amounts of the hedges, the respective credit ratings of the counterparties involved in the hedges, the types of hedges, the duration of the hedges by type of credit rating and the amount of any collateral held.  Please disclose the existence of any

Page 12 of 15                             Confidential Treatment requested by Merrill Lynch & Co., Inc.

concentrations of credit risk with financial guarantors or other financial institutions that are counterparties to your hedges as required by paragraph 15A of SFAS 107.

Response 11:

The referenced disclosure was intended to provide users of our financial statements with an understanding of our U.S. sub-prime residential mortgage related net exposure.  In providing the rollforward of net exposure from the end of the second quarter of 2007 to the end of the third quarter of 2007, we concluded that the most relevant information was the amount of net loss recognized in the quarter.  However, in order to rollforward the balances, changes to the net exposure other than income (loss), such as sales, purchases and other activity were also disclosed.  The vast majority of the amounts in the “Other Net Changes in Net Exposures” column represented paydowns of loans and decreases in unfunded commitments.  Included in this column was a decrease of approximately $500 million in hedges (short positions) during the third quarter of 2007 resulting in an increase in the net exposure related to residential mortgage-backed securities.  It should also be noted that these short positions are not credit default swaps and do not present the same counterparty credit risks associated with the hedges on our ABS CDOs.  Since we did not consider the hedge amount (short positions) to be a material change to our net exposure, we did not believe it warranted gross disclosure.

12.
Please tell us what consideration you gave to presenting your gross exposures to U.S. sub-prime residential mortgage-related positions in addition to your current presentation of net exposures.  For example, an additional table could reconcile from your gross exposures to your net U.S. sub-prime residential mortgage-related exposures, with corresponding explanations for the significant reconciling items.

Response 12:

The difference between the gross and net exposure for the U.S. sub-prime disclosures at the end of the third quarter was approximately $650 million.  We did not consider this difference to be material in relation to a net vs. gross exposure presentation due to the dollar amount and type of hedges (primarily short positions on various indices and not credit default swaps), and therefore did not provide the gross amount.

13.
You disclose on page 76 that you had total CDO-related exposures of $33.9 billion as of June 29, 2007.  This net exposure decreased to $15.8 billion as of September 28, 2007 primarily due to an $11.2 billion net decrease in other net changes in net exposures.  You disclosed that this primarily consists of hedging activity such as entering into credit default swaps that are matched to specific CDO securities.  Please tell us what consideration you gave to disclosing the dollar amounts of the credit default swaps, the respective credit ratings of the counterparties involved in the credit default swaps, the duration of the credit default swaps by type of credit rating, and the amount of any collateral held.  Please also disclose the existence of any concentrations of credit risk with financial guarantors or other financial institutions that are counterparties to your hedges as required by paragraph 15A of SFAS 107.

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Response 13:

The disclosure was intended to provide users of our financial statements with an understanding of our exposure to U.S. ABS CDO positions.  In providing the rollforward of net exposure from the end of the second quarter of 2007 to the end of the third quarter of 2007, we concluded at that time that disclosing the net amounts was appropriate.  At that point in time, we believed that the credit worthiness of our credit default swap counterparties did not give rise to the same credit risk existing at the end of the fourth quarter and as a result we disclosed the net exposure.  As a result of increased counterparty credit risk, we have provided enhanced disclosures in our 2007 earnings release (please see attachment VIII of our press release dated January 17, 2008, attached as Appendix I) for  the third and fourth quarters of 2007 for both the net and gross exposure of our U.S. ABS CDO positions.  In addition, we have also provided the amounts of our exposure on credit default swaps on our super senior U.S. ABS CDO positions entered into with financial guarantors, as well as the credit rating of such counterparties.  We intend to provide similar disclosures in our 2007 Form 10-K.

14.
Please tell us what consideration you gave to presenting your gross exposures to CDO positions in addition to your current presentation of net exposures.  For example, an additional table could reconcile from your gross exposures to your net CDO exposures, with corresponding explanations for the significant reconciling items.

Response 14:

Please see response to comment 13 above.

15.
You disclose on page 31 that you have residential and commercial real estate loans held for sale of $4.8 billion in the United Kingdom.  Please expand your disclosure to address risks and exposures to sub-prime residential mortgage-related and ABS CDO positions in this market in a similar manner to your discussion of the U.S. market.

Response 15:

Please see attachment IX of our press release dated January 17, 2008, attached as Appendix III where we have disclosed our non-U.S. residential mortgage-related net exposure as of December 28, 2007.  We intend to provide similar disclosure in our 2007 Form 10-K.

Fixed Income, Currencies and Commodities (FICC), page 79

16.
Please expand your disclosure to address the specific facts and circumstances in the third quarter of 2007 that led you to determine that this was the appropriate period in which to record the $7.9 billion of write-downs on the U.S. sub-prime residential mortgage-related and ABS CDO positions.  Please specifically address any new information that became available during the quarter or significant changes in the market conditions during this quarter.

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Response 16:

In our 2007 third quarter 10Q, we believe we have provided appropriate and meaningful disclosure addressing the circumstances surrounding the recording of our write-downs.  As noted in your comment to us, the Fixed Income, Currencies and Commodities (FICC) section of our MD&A discloses $7.9 billion of 2007 third quarter net losses related to our U.S. ABS CDO positions and warehouses as well as our U.S. sub-prime mortgage related assets.  Within this section of our MD&A we have disclosed the following with respect to the changes in market conditions which led to our write-downs during the quarter:

(Page 79)
During the third quarter of 2007 FICC was adversely impacted by the deterioration in the credit markets, lower levels of liquidity, reduced price transparency, increased volatility and a weaker U.S. housing market.  The combination of these market conditions resulted in approximately $7.9 billion of total net losses for the third quarter of 2007 related to our U.S. ABS CDO positions and warehouses, as well as our U.S. sub-prime mortgage related assets including whole loans, warehouse lending, residual positions and residential mortgage-backed securities.

This disclosure was preceded by additional and more expansive disclosures in our Business Environment, Quarterly Results of Operations and U.S. Sub-prime Residential Mortgage-Related and ABS CDO Activities sections of our MD&A as follows:

(Page 68 – Business Environment)
Global financial markets experienced significant stress during the third quarter of 2007, primarily driven by challenging conditions in the markets related to U.S. sub-prime mortgages (including Collateralized Debt Obligations (“CDOs”) based on sub-prime collateral), and the markets for loans and bonds related to leveraged finance transactions.  This adverse market environment began to intensify towards the end of July and was characterized by significant credit spread widening, prolonged illiquidity, reduced price transparency and increased volatility.  As conditions in these markets deteriorated, other areas such as the asset-backed commercial paper market also experienced decreased liquidity, and the equity markets experienced short-term weakness and increased volatility.  For example, during the third quarter ABX indices experienced significant widening, with the A and AAA classes moving substantially off par for the first time in 2007.

(Page 69 – Business Environment)
However, the challenging conditions in certain credit markets, such as the CDO and related sub-prime mortgage markets, have continued into the fourth quarter.

At the end of the third quarter, we maintained exposures to these markets through cash positions, loans, derivatives and commitments.  During the third quarter, FICC revenues were adversely affected by the substantial deterioration in the value of many of these exposures, particularly towards quarter end. See U.S. Sub-prime Residential Mortgage-Related and ABS CDO Activities on page 73 for further detail.

The markets for U.S. ABS CDO exposures remain extremely illiquid and as a result, valuation of these exposures is complex and involves a comprehensive process including the use of quantitative modeling and management judgment.  Valuation of these

Page 15 of 15                             Confidential Treatment requested by Merrill Lynch & Co., Inc.

exposures will also continue to be impacted by external market factors including default rates, rating agency actions, and the prices at which observable market transactions occur.  Our ability to mitigate our risk by selling or hedging our exposures is also limited by the market environment.   Our future results may continue to be materially impacted by the valuation adjustments applied to these positions.

(Page 71 - Quarterly Results of Operations)
Deterioration in the credit markets, prolonged illiquidity, reduced price transparency, increased volatility and a weaker U.S. housing market all contributed to the decline in these businesses and the difficult environment experienced in the third quarter.

(Page 76 - U.S. Sub-prime Residential Mortgage-Related and ABS CDO Activities)
Despite the high credit rating of these CDO securities (typically AAA), their fair value at
September 28, 2007 reflects unprecedented market illiquidity and the deterioration of underlying sub-prime collateral.

We believe that the cumulative disclosures as presented in our MD&A address the facts and circumstances which led us to record these loses in the third quarter of 2007. Additionally, we will continue to describe any new information that becomes available or significant changes in market conditions in our future filings.

We hope that this letter is responsive to your comments.  If you have any questions concerning this response, please do not hesitate to contact me at (212) 449-0778 or our Controller, Gary Carlin at (212) 449-5825.

Sincerely,

/s/ Christopher Hayward
Christopher Hayward
Finance Director
Principal Accounting Officer

cc:           Gus Rodriguez, Staff Accountant
Nudrat Salik, Staff Accountant
Nelson Chai, Chief Financial Officer

Appendix I

Merrill Lynch & Co., Inc.		Attachment VIII
(Unaudited)		(dollars in millions)

	Net Exposures as of Sept. 28, 2007	Gain/(Loss) Reported in Income(1)	Other Net Changes in Net Exposures(2)	Net Exposures as of Dec. 28, 2007 (5)
U.S. ABS CDO net exposures:
U.S. Super senior ABS CDO net exposures:
High-grade	$ 8,925	$ (5,531)	$ 986	$ 4,380
Mezzanine	5,237	(2,912)	(141)	2,184
CDO-squared	630	(280)	(79)	271
Total super senior ABS CDO net exposures(3)	14,792	(8,723)	766	6,835
Secondary trading (4)	1,026	(1,141)	(1,882)	(1,997)
Total U.S. ABS CDO-related net exposures	$ 15,818	$ (9,864)	$ (1,116)	$ 4,838

(1)	Primarily represents unrealized losses on net exposures. Amounts exclude credit valuation adjustments of negative $2.6 billion related to financial guarantor exposures on U.S. super senior ABS CDOs. See table regarding financial guarantor exposures.
(2)	Primarily consists of principal amortization for U.S. super senior ABS CDO net exposures, as well as changes in hedges and increases due to ineffective hedges.
(3)	For total U.S. super senior ABS CDOs, long exposures (including associated gains and losses reported in income and other net changes in net exposures) were $46.1 billion and $30.4 billion at September 28, 2007 and December 28, 2007, respectively. Short exposures
(including associated gains and losses reported in income and other net changes in net exposures) were $31.3 billion and $23.6 billion at September 28, 2007 and December 28, 2007. Short exposures primarily consist of purchases of credit default swap protection from various third parties, including monoline financial guarantors, insurers and other market participants.
(4)	Previously disclosed as "Other retained and warehouse net exposures."
(5)	Hedges are affected by a variety of factors that impact the degree of their effectiveness. These factors may include differences in attachment point, timing of cash flows, control rights, litigation, limited recourse to counterparties and other basis risks.

U.S. Super Senior ABS CDOs as of Dec. 28, 2007
		Notional(1)	Mark-to-Market Prior to Credit Valuation Adjustments	Notional, net of Mark-to-Market Prior to Credit Valuation Adjustments	Credit Valuation Adjustments	Carrying Value
Credit Default Swaps with Financial Guarantors (2):
By counterparty credit quality (3):
	AAA	$ (13,237)	$ 4,133	$ (9,104)	$ (679)	$ 3,454
	AA	-	-	-	-	-
	A	-	-	-	-	-
	BBB	-	-	-	-	-
	Non-investment grade or unrated	(6,664)	1,929	(4,735)	(1,929)	-
	Total financial guarantor exposures for ABS CDOs	$ (19,901)	$ 6,062	$ (13,839)	$ (2,608)	$ 3,454

(1)	Represents gross notional amount of credit default swaps purchased as protection for U.S. super senior ABS CDOs. Amounts do not include counterparty exposure with financial guarantors for other asset classes.
(2)	Excludes the benefit of $2.0 billion (notional) of credit default swaps purchased from unrelated third parties as protection for exposure to financial guarantors, as well as the related positive mark-to-market adjustments.
(3)	Represents rating agency credit ratings.

Appendix II
Index of Reports provided to the CODM

Report A-Merrill Lynch’s 2005, 2006 and 2007 Operating Plans
Merrill Lynch 2005 Operating Plan
Merrill Lynch 2006 Operating Plan
Merrill Lynch 2007 Operating Plan

Report B-Merrill Lynch & Co’s Daily Earnings Summary
2004 Friday, January 2
2004 Friday, January 9
2004 Friday, January 16
2004 Friday, January 23
2004 Friday, January 30
2004 Friday, February 6
2004 Friday, February 13
2004 Friday, February 20
2004 Friday, February 27
2004 Friday, March 5
2004 Friday, March 12
2004 Friday, March 19
2004 Friday, March 26
2004 Friday, April 2
2004 Friday, April 9
2004 Friday, April 16
2004 Friday, April 23
2004 Friday, April 30
2004 Friday, May 7
2004 Friday, May 14
2004 Friday, May 21
2004 Friday, May 28
2004 Friday, June 4
2004 Friday, June 11
2004 Friday, June 18
2004 Friday, June 25
2004 Friday, July 2
2004 Friday, July 9
2004 Friday, July 16
2004 Friday, July 23
2004 Friday, July 30
2004 Friday, August 6
2004 Friday, August 13
2004 Friday, August 20

Report B-Merrill Lynch & Co’s Daily Earnings Summary
2004 Friday, August 27
2004 Friday, September 3
2004 Friday, September 10
2004 Friday, September 17
2004 Friday, September 24
2004 Friday, October 1
2004 Friday, October 8
2004 Friday, October 15
2004 Friday, October 22
2004 Friday, October 29
2004 Friday, November 5
2004 Friday, November 12
2004 Friday, November 19
2004 Friday, November 26
2004 Friday, December 3
2004 Friday, December 10
2004 Friday, December 17
2004 Friday, December 24
2004 Friday, December 31
2005 Friday, January 7
2005 Friday, January 14
2005 Friday, January 21
2005 Friday, January 28
2005 Friday, February 4
2005 Friday, February 11
2005 Friday, February 18
2005 Friday, February 25
2005 Friday, March 4
2005 Friday, March 11
2005 Friday, March 18
2005 Friday, March 25
2005 Friday, April 1
2005 Friday, April 8
2005 Friday, April 15
2005 Friday, April 22
2005 Friday, April 29
2005 Friday, May 6
2005 Friday, May 13
2005 Friday, May 20
2005 Friday, May 27
2005 Friday, June 3
2005 Friday, June 10
2005 Friday, June 17

Report B-Merrill Lynch & Co’s Daily Earnings Summary
2005 Friday, June 24
2005 Friday, July 1
2005 Friday, July 8
2005 Friday, July 15
2005 Friday, July 22
2005 Friday, July 29
2005 Friday, August 5
2005 Friday, August 12
2005 Friday, August 19
2005 Friday, August 26
2005 Friday, September 2
2005 Friday, September 9
2005 Friday, September 16
2005 Friday, September 23
2005 Friday, September 30
2005 Friday, October 7
2005 Friday, October 14
2005 Friday, October 21
2005 Friday, October 28
2005 Friday, November 4
2005 Friday, November 11
2005 Friday, November 18
2005 Friday, November 25
2005 Friday, December 2
2005 Friday, December 9
2005 Friday, December 16
2005 Friday, December 23
2005 Friday, December 30
2006 Friday, January 6
2006 Friday, January 13
2006 Friday, January 20
2006 Friday, January 27
2006 Friday, February 3
2006 Friday, February 10
2006 Friday, February 17
2006 Friday, February 24
2006 Friday, March 3
2006 Friday, March 10
2006 Friday, March 17
2006 Friday, March 24
2006 Friday, March 31
2006 Friday, April 7
2006 Friday, April 14

Report B-Merrill Lynch & Co’s Daily Earnings Summary
2006 Friday, April 21
2006 Friday, April 28
2006 Friday, May 5
2006 Friday, May 12
2006 Friday, May 19
2006 Friday, May 26
2006 Friday, June 2
2006 Friday, June 9
2006 Friday, June 16
2006 Friday, June 23
2006 Friday, June 30
2006 Friday, July 7
2006 Friday, July 14
2006 Friday, July 21
2006 Friday, July 28
2006 Friday, August 4
2006 Friday, August 11
2006 Friday, August 18
2006 Friday, August 25
2006 Friday, September 1
2006 Friday, September 8
2006 Friday, September 15
2006 Friday, September 22
2006 Friday, September 29
2006 Friday, October 6
2006 Friday, October 13
2006 Friday, October 20
2006 Friday, October 27
2006 Friday, November 3
2006 Friday, November 10
2006 Friday, November 17
2006 Friday, November 24
2006 Friday, December 1
2006 Friday, December 8
2006 Friday, December 15
2006 Friday, December 22
2006 Friday, December 29

Report B-Merrill Lynch & Co’s Daily Earnings Summary
2007 Friday, January 5
2007 Friday, January 12
2007 Friday, January 19
2007 Friday, January 26
2007 Friday, February 2
2007 Friday, February 9
2007 Friday, February 16
2007 Friday, February 23
2007 Friday, March 2
2007 Friday, March 9
2007 Friday, March 16
2007 Friday, March 23
2007 Friday, March 30
2007 Friday, April 6
2007 Friday, April 13
2007 Friday, April 20
2007 Friday, April 27
2007 Friday, May 4
2007 Friday, May 11
2007 Friday, May 18
2007 Friday, May 25
2007 Friday, June 1
2007 Friday, June 8
2007 Friday, June 15
2007 Friday, June 22
2007 Friday, June 29
2007 Friday, July 6
2007 Friday, July 13
2007 Friday, July 20
2007 Friday, July 27
2007 Friday, August 3
2007 Friday, August 10
2007 Friday, August 17
2007 Friday, August 24
2007 Friday, August 31
2007 Friday, September 7
2007 Friday, September 14
2007 Friday, September 21
2007 Friday, September 28

Report C-Presentations to the Executive Committee
January 20, 2005
July 5, 2005
September 7, 2005
October 25, 20005
November 21, 2005
April 5, 2006
June 8, 2006
July 26, 2006
September 6, 2006
November 13, 2006
December 8, 2006
January 20, 2007
March 6, 2007
April 23, 2007
June 11, 2007
July 26, 2007

Report D - Presentations to the Board Of Directors
2003 Financial Performance 2004 Outlook
July 2004 Three Year Plans/Initiatives
2Q 2004 Financial Performance
3Q 2004 Financial Overview
1Q 2005 Financial Review
2Q 2005 Financial Review
July 2005 Three Year Plan Overview
3Q 2005 Financial Review
2005 Plan Status and 2006 Plan Review
Fourth Quarter and Full Year 2005 Financial Review
1Q 2006 Financial Review
2Q 2006 Financial Review
3Q 2006 Financial Review
2006 Financial Summary & Relative Performance
1Q 2007 Financial Review
2Q 2007 Financial Review

Report E-GMI Weekly Highlight Report For the week ended
2004 Friday, January 2
2004 Friday, January 9
2004 Friday, January 16
2004 Friday, January 23
2004 Friday, January 30
2004 Friday, February 6
2004 Friday, February 13
2004 Friday, February 20

Report E-GMI Weekly Highlight Report For the week ended
2004 Friday, February 27
2004 Friday, March 5
2004 Friday, March 12
2004 Friday, March 19
2004 Friday, March 26
2004 Friday, April 2
2004 Friday, April 9
2004 Friday, April 16
2004 Friday, April 23
2004 Friday, April 30
2004 Friday, May 7
2004 Friday, May 14
2004 Friday, May 21
2004 Friday, May 28
2004 Friday, June 4
2004 Friday, June 11
2004 Friday, June 18
2004 Friday, June 25
2004 Friday, July 2
2004 Friday, July 9
2004 Friday, July 16
2004 Friday, July 23
2004 Friday, July 30
2004 Friday, August 6
2004 Friday, August 13
2004 Friday, August 20
2004 Friday, August 27
2004 Friday, September 3
2004 Friday, September 10
2004 Friday, September 17
2004 Friday, September 24
2004 Friday, October 1
2004 Friday, October 8
2004 Friday, October 15
2004 Friday, October 22
2004 Friday, October 29
2004 Friday, November 5
2004 Friday, November 12
2004 Friday, November 19
2004 Friday, November 26
2004 Friday, December 3
2004 Friday, December 10
2004 Friday, December 17
2004 Friday, December 24
2004 Friday, December 31

Report E-GMI Weekly Highlight Report For the week ended
2005 Friday, January 7
2005 Friday, January 14
2005 Friday, January 21
2005 Friday, January 28
2005 Friday, February 4
2005 Friday, February 11
2005 Friday, February 18
2005 Friday, February 25
2005 Friday, March 4
2005 Friday, March 11
2005 Friday, March 18
2005 Friday, March 25
2005 Friday, April 1
2005 Friday, April 8
2005 Friday, April 15
2005 Friday, April 22
2005 Friday, April 29
2005 Friday, May 6
2005 Friday, May 13
2005 Friday, May 20
2005 Friday, May 27
2005 Friday, June 3
2005 Friday, June 10
2005 Friday, June 17
2005 Friday, June 24
2005 Friday, July 1
2005 Friday, July 8
2005 Friday, July 15
2005 Friday, July 22
2005 Friday, July 29
2005 Friday, August 5
2005 Friday, August 12
2005 Friday, August 19
2005 Friday, August 26
2005 Friday, September 2
2005 Friday, September 9
2005 Friday, September 16
2005 Friday, September 23
2005 Friday, September 30
2005 Friday, October 7
2005 Friday, October 14
2005 Friday, October 21
2005 Friday, October 28
2005 Friday, November 4
2005 Friday, November 11

Report E-GMI Weekly Highlight Report For the week ended
2005 Friday, November 18
2005 Friday, November 25
2005 Friday, December 2
2005 Friday, December 9
2005 Friday, December 16
2005 Friday, December 23
2005 Friday, December 30
2006 Friday, January 6
2006 Friday, January 13
2006 Friday, January 20
2006 Friday, January 27
2006 Friday, February 3
2006 Friday, February 10
2006 Friday, February 17
2006 Friday, February 24
2006 Friday, March 3
2006 Friday, March 10
2006 Friday, March 17
2006 Friday, March 24
2006 Friday, March 31
2006 Friday, April 7
2006 Friday, April 14
2006 Friday, April 21
2006 Friday, April 28
2006 Friday, May 5
2006 Friday, May 12
2006 Friday, May 19
2006 Friday, May 26
2006 Friday, June 2
2006 Friday, June 9
2006 Friday, June 16
2006 Friday, June 23
2006 Friday, June 30
2006 Friday, July 7
2006 Friday, July 14
2006 Friday, July 21
2006 Friday, July 28
2006 Friday, August 4
2006 Friday, August 11
2006 Friday, August 18
2006 Friday, August 25
2006 Friday, September 1
2006 Friday, September 8
2006 Friday, September 15
2006 Friday, September 22
2006 Friday, September 29

Report E-GMI Weekly Highlight Report For the week ended
2006 Friday, October 6
2006 Friday, October 13
2006 Friday, October 20
2006 Friday, October 27
2006 Friday, November 3
2006 Friday, November 10
2006 Friday, November 17
2006 Friday, November 24
2006 Friday, December 1
2006 Friday, December 8
2006 Friday, December 15
2006 Friday, December 22
2006 Friday, December 29
2007 Friday, January 5
2007 Friday, January 12
2007 Friday, January 19
2007 Friday, January 26
2007 Friday, February 2
2007 Friday, February 9
2007 Friday, February 16
2007 Friday, February 23
2007 Friday, March 2
2007 Friday, March 9
2007 Friday, March 16
2007 Friday, March 23
2007 Friday, March 30
2007 Friday, April 6
2007 Friday, April 13
2007 Friday, April 20
2007 Friday, April 27
2007 Friday, May 4
2007 Friday, May 11
2007 Friday, May 18
2007 Friday, May 25
2007 Friday, June 1
2007 Friday, June 8
2007 Friday, June 15
2007 Friday, June 22
2007 Friday, June 29
2007 Friday, July 6
2007 Friday, July 13
2007 Friday, July 20
2007 Friday, July 27
2007 Friday, August 3
2007 Friday, August 10

Report E-GMI Weekly Highlight Report For the week ended
2007 Friday, August 17
2007 Friday, August 24
2007 Friday, August 31
2007 Friday, September 7
2007 Friday, September 14
2007 Friday, September 21
2007 Friday, September 28

Report F-Financial Summary to the Board of Directors
January 2004
February 2004
March 2004
April 2004
May 2004
June 2004
July 2004
August 2004
September 2004
October 2004
November 2004
December 2004
January 2005
February 2005
March 2005
April 2005
May 2005
June 2005
July 2005
August 2005
September 2005
October 2005
November 2005
December 2005
January 2006
February 2006
March 2006
April 2006
May 2006
June 2006
July 2006
August 2006
September 2006
October 2006

Report F-Financial Summary to the Board of Directors
November 2006
December 2006
January 2007
February 2007
March 2007
April 2007
May 2007
June 2007
July 2007
August 2007

Appendix III

Merrill Lynch & Co., Inc.	Attachment IX
(Unaudited)	(dollars in millions)

	Net Exposures as of Sept. 28, 2007	Gain/(Loss) Reported in Income (1)	Other Net Changes in Net Exposures (2)	Net Exposures as of Dec. 28, 2007
Residential Mortgage-Related Net Exposures (excluding U.S. Banks investment securities portfolio):
U.S. Sub-prime:
Warehouse lending	$ 734	$ 4	$ (601)	$ 137
Whole loans	2,951	(520)	(1,437)	994
Residuals	1,635	(808)	28	855
Residential mortgage-backed securities	343	(267)	647	723
Total U.S. sub-prime	5,663	(1,591)	(1,363)	2,709
U.S. Alt-A (3)	2,984	(399)	102	2,687
U.S. Prime (3) (4)	28,318	13	(142)	28,189
Non-U.S. (3)	11,824	(507)	(1,735)	9,582
Mortgage servicing rights (5)	436	(56)	9	389
Total residential mortgage-related net exposures (excluding U.S. Banks investment securities portfolio)	$ 49,225	$ (2,540)	$ (3,129)	$ 43,556

(1)	Primarily represents unrealized losses on net exposures.
(2)	Represents purchases, sales, hedges, paydowns, changes in loan commitments and related funding.
(3)	Includes warehouse lending, whole loans, residuals and residential mortgage-backed securities.
(4)	Includes $9.7 billion of prime loans originated by First Republic Bank, a wholly owned subsidiary, and approximately $12 billion of prime loans originated with GPC clients.
(5)	Mortgage servicing rights are reported at the lower of amortized cost or market; management's estimate of fair value is $475 million at December 28, 2007.

	Net Exposures as of Sept. 28, 2007	Gain/(Loss) Reported in Income(1)	Unrealized Gain/(Loss) Included in OCI (pre-tax) (2)	Other Net Changes in Net Exposures (3)	Net Exposures as of Dec. 28, 2007
U.S. Banks Investment Securities Portfolio(4)
Sub-prime residential mortgage-related net exposures, including securities in Conduits (5):
Sub-prime residential mortgage-backed securities	$ 4,985	$ (178)	$ (454)	$ (443)	$ 3,910
ABS CDOs	715	(362)	43	(145)	251
Total sub-prime residential mortgage-related securities	5,700	(540)	(411)	(588)	4,161
Other net exposures, including securities in Conduits (5):
Alt-A residential mortgage-backed securities	7,944	(195)	(511)	(118)	7,120
Commercial mortgage-backed securities	6,831	(81)	(179)	(780)	5,791
Prime residential mortgage-backed securities	5,193	(40)	(139)	(840)	4,174
Non-residential asset-backed securities	1,238	(3)	(20)	(1)	1,214
Non-residential CDOs	979	(10)	(42)	(24)	903
Other	263	-	(8)	(15)	240
Total investment securities portfolio in U.S. Banks (including securities in Conduits)	$ 28,148	$ (869)	$ (1,310)	$ (2,366)	$ 23,603

(1) Primarily represents unrealized losses on net exposures.
(2) Represents write-downs on SFAS 115 investment securities, which are reported net of taxes in Other Comprehensive (Loss)/Income ("OCI").
The cumulative, pre-tax balance in OCI was approximately negative $2.2 billion as of December 28, 2007.
(3) Primarily represents principal paydowns and sales.
(4) Excludes securities acquired in connection with the acquisition of First Republic Bank, a wholly owned subsidiary. Such securities did not include any sub-prime securities and virtually all have been sold prior to year end resulting in immaterial gains.
(5) Represents securities reported on the balance sheet in the U.S. banks investment securities portfolio, as well as securities recorded off-balance sheet in Conduits, to which a U.S. bank subsidiary has liquidity and credit facilities outstanding. In the event of a disruption in the commercial paper market, the Conduits may draw upon their liquidity facility and sell certain of their assets to Merrill Lynch. The total amount of securities in Conduits was $4.2 billion and $0 at
September 28, 2007 and December 28, 2007, respectively.

For more information, please contact:
Investor Relations	Phone: 866-607-1234
Merrill Lynch & Co., Inc.	Fax: 212-449-7461
investor_relations@ml.com
www.ir.ml.com